FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Santora Greg J.	2. Issuer Name and Ticker or Trading Symbol Intuit Inc. (INTU)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) SVP and Chief Financial Officer
(Last) (First) (Middle) c/o Intuit Inc. 2535 Garcia Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/21/02
(Street) Mountain View, CA 94043		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/21/02		M		4,688	A	$7.9167	4,707	D
Common Stock	11/21/02		S		4,688	D	$52.9840	19	D
Common Stock	11/21/02		M		3,500	A	$7.9167	3,519	D
Common Stock	11/21/02		S		3,500	D	$52.9840	19	D
Common Stock	11/21/02		M		11,250	A	$9.0000	11,269	D
Common Stock	11/21/02		S		11,250	D	$52.9840	19	D
Common Stock	11/21/02		M		37,500	A	$16.3750	37,519	D
Common Stock	11/21/02		S		37,500	D	$52.9840	19	D
Common Stock	11/21/02		M		20,000	A	$23.3333	20,019	D
Common Stock	11/21/02		S		20,000	D	$52.9840	19	D
Common Stock	11/21/02		M		80,625	A	$30.5833	80,644	D
Common Stock	11/21/02		S		80,625	D	$52.8106	19	D
Common Stock	11/21/02		M		150,000	A	$26.2083	150,019	D
Common Stock	11/21/02		S		50,000	D	$53.0068	100,019	D
Common Stock	11/21/02		S		50,000	D	$53.0453	50,019	D
Common Stock	11/21/02		S		50,000	D	$53.0034	19	D
Common Stock	11/21/02		M		100,000	A	$26.1250	100,019	D
Common Stock	11/21/02		S		50,000	D	$52.8658	50,019	D
Common Stock	11/21/02		S		50,000	D	$52.8287	19	D
Common Stock	11/21/02		M		22,500	A	$35.0000	22,519	D
Common Stock	11/21/02		S		22,500	D	$53.0008	19	D
Common Stock	11/21/02		M		15,000	A	$29.3800	15,019	D
Common Stock	11/21/02		S		15,000	D	$53.0008	19	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Non-Qualified Stock Option (right to buy)	$7.9167	11/21/02		M			4,688	(1)	1/31/06	Common Stock	4,688		0	D
Employee Non-Qualified Stock Option (right to buy)	$7.9167	11/21/02		M			3,500	(2)	10/11/06	Common Stock	3,500		0	D
Employee Non-Qualified Stock Option (right to buy)	$9.0000	11/21/02		M			11,250	(3)	8/01/07	Common Stock	11,250		0	D
Employee Non-Qualified Stock Option (right to buy)	$16.3750	11/21/02		M			37,500	(4)	8/03/08	Common Stock	37,500		0	D
Employee Non-Qualified Stock Option (right to buy)	$23.3333	11/21/02		M			20,000	(5)	12/21/08	Common Stock	20,000		0	D
Employee Non-Qualified Stock Option (right to buy)	$30.5833	11/21/02		M			80,625	(6)	3/24/09	Common Stock	80,625		0	D
Employee Non-Qualified Stock Option (right to buy)	$26.2083	11/21/02		M			150,000	(7)	5/07/09	Common Stock	150,000		0	D
Employee Non-Qualified Stock Option (right to buy)	$26.1250	11/21/02		M			100,000	(8)	5/18/10	Common Stock	100,000		0	D
Employee Non-Qualified Stock Option (right to buy)	$35.0000	11/21/02		M			22,500	(9)	8/01/10	Common Stock	22,500		17,500	D
Employee Non-Qualified Stock Option (right to buy)	$29.3800	11/21/02		M			15,000	(10)	4/24/11	Common Stock	15,000		25,000	D

Explanation of Responses:

(1) Twenty-five percent (25%) of the option vested on 1/22/97; thereafter, 2.0833% of the shares vested monthly until the option was fully vested on 1/22/00.
(2) Twenty five percent (25%) of the option vested on 10/11/97; thereafter, 2.0833% of the shares vested monthly until the option was fully vested on 10/11/00.
(3) Twenty-five percent (25%) of the option vested on 8/1/98; thereafter, 2.0833% of the shares vested monthly until the option was fully vested on 8/01/01.
(4) The option vested monthly pro rata from 9/3/99 until fully vested on 8/3/02.
(5) Twenty-five percent (25%) of the option vested on 10/29/99; thereafter, 2.0833% of the shares vested monthly until the option was fully vested on 10/29/02.
(6) Twenty-five percent (25%) of the option vested on 3/24/00; thereafter, 2.0833% of the shares vested monthly until the option was fully vested on 3/24/03.
(7) Fifty percent (50%) of the option vested on 5/7/00; thereafter, the remaining option shares vested monthly pro rata until fully vested on 5/07/01.
(8) The option vested 100% on 5/18/01, one year after the date of grant.
(9) Twenty-five percent (25%) of the option vested on 8/01/01; thereafter, 2.0833% of the shares vest monthly until the option is fully vested on 8/01/04.
(10) Twenty-five percent (25%) of the option vested on 4/24/02; thereafter, 2.0833% of the shares vest monthly until the option is fully vested on 4/24/05.

By: /s/ Janelle M. Wolf under a Confirming Statement **Signature of Reporting Person	11/22/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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